Mail Stop 3561
      March 9, 2006

Ezra Uzi Yemin
President and Chief Executive Officer
Delek US Holdings, Inc.
830 Crescent Centre Drive, Suite 300
Franklin, Tennessee 37067

      Re:	Delek US Holdings, Inc.
		Registration Statement on Form S-1
      Filed February 8, 2006
		File No. 333-131675

Dear Mr. Yemin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. Please provide us with any artwork that you intend to use.
Please
be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.
Inside Front Cover Page
3. The forepart of your document should consist of the cover page, summary and risk factors section. Please relocate the sections "Industry and Market Data," "Trademarks, Trade Names and Servicemarks" and "General" appearing beneath the table of contents to a more appropriate location in the prospectus.
4. We note your representations that some of the information in the
registration statement is based on information you obtained from sources "believed to be reliable" and that your research has not
"been verified by any independent sources."   Please note that you
are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise. Prospectus Summary, page 1
5. The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-K.
Please remove the "Market Opportunities," "Competitive Advantages" and "Strategy" sections from the summary since they also appear in the Business section in a lengthier format.
6. Please clarify your description of "moderate complexity" independent refinery.
7. Please substantiate or delete the statement that your "performance-driven, results-oriented corporate culture is a key element of [y]our success in executing [y]our strategy and achieving competitive advantages." Please also provide support for the statement that your refinery in the city of Tyler in East Texas "is the only supplier of a full range of refined petroleum products within a radius of approximately 115 miles of its location." If you provide us with materials in support of this statement, please clearly mark the materials or provide page references in your response to the sections you rely upon for the statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

Corporate Information, page 4
8. We note your discussion of www.delekus.com as your main website address. We were unable to access an active website address related to the company at the listed website. Please advise.



The Offering, page 5
9. Where you discuss your dividend policy, as in this section, please revise to state what you "will" pay instead of what you "expect" or
"intend" to pay.

Summary Consolidated Financial Information and Other Data, page 6
10. We note your presentation of "Adjusted EBITDA" as an operating performance measure. We advise you that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your presentation of "Adjusted EBITDA" to eliminate all items that are of a recurring nature or are reasonably likely to recur within two years here and under Selected
Historical Consolidated Financial Information on page 37. Please refer to Question 8 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at our website: http://www.sec.gov/divisions/corpfin/faqs/.

Risk Factors, page 12
11. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" or "harm" your business does not adequately address the potential consequences. For example, we note the following risk factors:

* We operate in a highly competitive industry..., page 12.

* Changes in consumer behavior..., page 15.

* Our refinery concentrates on processing light sweet crude oils, page 18.

* Our refinery`s niche position may be vulnerable to competitive pressure, page 19.

Please revise these and similar risk factors as appropriate.

12. Some of your risk factors are considered generic and could apply to many companies within your industry or in other industries.
Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:

* We depend upon the economic health of the southeastern United
States, page 16.

* Adverse weather conditions or other unforeseen developments..., page 21.

* If we fail to develop, integrate or upgrade our information systems..., page 22.

* If we lose any of our key personnel..., page 23.

Please revise or delete these and similar risk factors as appropriate.
13. The disclosure in some of your risk factors is vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

* We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws..., page 12.

* The prices of crude oil, other feedstocks and refined petroleum products..., page 14.

* We may not be able to successfully execute our strategy of growth through acquisition, page 16.


We are relatively new to the refining business and may enter new lines of business..., page 17
14. Please delete disclosure indicating securities analysts will cover your stock.
We may seek to grow by opening new retail fuel and convenience stores..., page 20
15. We note that you may open new retail fuel and convenience stores in geographic areas of the United States in which you currently have little or now presence. Please identify the geographic areas you contemplate opening new stores. To the extent possible, please also quantify the cost of opening each new store so investors can better assess the risk.

If we are, or become, a U.S. real property holding corporation..., page 25
16. We note disclosure indicating you will become a U.S. real property holding corporation if interests in U.S. real estate comprised most of your assets. Please disclose the percentage of your assets that currently comprise U.S. real estate.

Being a public company will increase our administrative workload and expenses, page 28
17. Your risk factors should discuss risks that are unique to your company or to your industry. The Sarbanes-Oxley Act`s application to all public companies does not appear to be a unique risk to your specific company. Please revise or remove.

We will be exposed to risks relating to evaluations of internal controls..., page 28
18. Please disclose any material weakness you have identified in the process of evaluating your internal controls systems and any steps you have taken to remediate any material weaknesses. If you have not encountered any material weaknesses, you should remove this risk factor that would apply to all companies engaging in an initial public offering.

Use of Proceeds, page 32
19. We note disclosure in the third risk factor appearing on page
27
indicating that management will have broad discretion in the application of the net proceeds of the offering. Please add the disclosure in this section, if true. You may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.

Dividend Policy, page 32
20. Please revise to further explain how your subsidiaries` earnings, indebtedness, tax considerations and legal restrictions will affect your ability to pay dividends. Please also identify the specific restrictions under the terms of your subsidiaries` senior secured credit facilities.
21. You indicate that you intend to pay quarterly cash dividends "at an initial annual rate of $ per share." The actual amount currently is blank. Please tell us the amount you expect to distribute. Please also tell us whether that amount reflects historical earnings or instead represents dividends from earnings you expect to generate going forward in 2006. The Dividend Policy section is not clear in this regard. Please be aware that we may have additional comments based upon your response.

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2004, page 44
22. Please confirm for us that the interest rates used in calculating your pro forma interest expense on financing incurred to effect your acquisitions are either current or committed interest rates. If not, please revise. Additionally, please disclose the effect on income of a 1/8% variance for each interest rate used.

Unaudited Pro Forma Consolidated Statements of Operations for the Nine Months Ended September 30, 2005, page 46
23. Please explain to us the reasons for the change in the results of operations from a net loss of $4.6 million for the three months ended
March 31, 2005, as presented in the Tyler Refinery interim financial statements at page F-72, to net income of $5.8 million for the period from January 1, 2005 to April 28, 2005, as presented in the Tyler Refinery historical column of the pro forma financial statements for the nine months ended September 30, 2005.

Management`s Discussion and Analysis, page 48
24. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in refining, the nature of your competition, and the consumer demands for refined petroleum products in the geographical markets where you operate and the trends that would affect your retail segment. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail the material opportunities, challenges and risks in the short and long term and the specific actions you are taking to address each. Please refer to
SEC Release No. 33-8350.





Liquidity and Capital Resources, page 63
25. We note disclosure indicating you were in compliance with all covenant requirements at September 30, 2005. Please update your disclosure to indicate whether you are currently in compliance with all covenant requirements. Please also clarify for us the meaning of your disclosure that you believe you were in compliance with all covenant requirements of your senior secured credit facility at September 30, 2005.
Please discuss the anticipated effects, if any, the public offering and the anticipated dividend level will have on future compliance with the financial covenants discussed in this section.

Our Industry, page 71
26. Please provide support for the qualitative and comparative statements contained in this section. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement. We note the following examples:
* No new refinery has been constructed in the United States since
1976, page 72.

* Imports account for almost 14% of total U.S. consumption of refined petroleum products in 2004, page 73.

* Many foreign refiners do not currently possess the capabilities to blend and process fuels that meet these specifications, which could put further pressure on the domestic supply and demand environment, page 73.

* The total refining capacity in PADD III as of January 1, 2006 is
8.3 million barrels per day, representing 49% of total U.S.
refining
capacity, page 74.

We also note similar statements appearing throughout your "Business" section. Please substantiate or delete these statements as appropriate.

Business, page 79
27. Please substantiate or delete the promotional terms and phrases appearing throughout this section. For example, we note reference to
"innovative marketing strategies," "commitment to excellence,"
"upscale, state of the art facility" and "leading market position in our core markets in the southeastern United States."

Strategy, page 82
28. We note disclosure indicating you intend to actively pursue additional refinery acquisitions that "may or may not be inside [y]our current geographic operating areas." Please disclose the geographic areas you contemplate. We also note that you plan to selectively pursue additional acquisitions of logistic and other assets complementary to your refinery. Please describe the other assets to which you refer that are complementary to your refinery.

Competition, page 87
29. We note the principal competitive factors affecting your refinery
operations are crude oil and other feedstock costs, refinery product
margins, refinery efficiency, refinery product mix and
distribution
and transportation costs.  Similarly, we note disclosure on page
90
indicating that the factors by which you compete in your retail operations include location, ease of access, pricing, product and service locations, customer service, fuel brands store appearance, cleanliness and safety. It would appear your competitors in each segment would compete on the same basis. Please revise to explain in greater detail how you compete on the factors you identify. See Item
101(c)(1)(x) of Regulation S-K.

Trade Names, Service Marks and Trademarks, page 96
30. Please clarify which trade names, service marks and trademarks you own and those that have pending registrations.

Management, page 97
31. Please refer to the biography of Mr. Yemin. Please substantiate or delete the disclosure that Delek - The Israel Fuel Corporation, Ltd. is the second largest fuel corporation in Israel and that CLAL
Insurance Company Ltd. is the largest insurance company in Israel.
32. The biographical information for Messrs. Gregory, McLarty, Pierce, Creason and Ms. Young indicate experience in particular industries for a certain number of years although the disclosure in each does not support the years indicated. Please revise throughout this section as appropriate.



Consulting Agreement with Company Affiliated with Director, page
111
33. Please revise to describe in greater detail the consulting services performed personally by Mr. Greenfield.

Description of Capital Stock, page 112
34. We note that you state that the outstanding shares of common stock and all of the shares issued in this offering will be non-assessable. This appears to be a legal opinion that you are not qualified to make. Please revise to omit or identify the counsel on whose opinion you are relying.

Change in Accountants, page 125
35. We note your disclosure that Ernst & Young LLP concluded that it did not meet the independence requirements of Rule 2-01(c)(iii) of Regulation S-X in connection with your fiscal year ended December 31,
2004. Please tell us and expand your disclosure to describe, in more detail, the reasons that independence was impaired and the basis for the resulting conclusion.
Underwriting, page 171
36. We note disclosure indicating that the representatives may change the offering price and other selling terms. Please tell us how any change in the offering price and/or other selling terms would be reflected in the prospectus. For example, tell us whether a post-effective amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms. We may have additional comment after reviewing your response.

Delek US Holdings, Inc.`s Consolidated Financial Statements, page
F-2
37. Please update the financial statements and the related Management`s Discussion and Analysis discussion as needed.
Because
the anticipated effective date of your filing falls after 45 days subsequent to the end of the fiscal year, your filing must include audited financial statements for the most recently completed fiscal year. Refer to Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-5
38. Please revise your consolidated statements of operations for all periods presented to separately state interest income apart from interest expense. Refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8

14.  Subsequent events, page F-25
39. We note your disclosure that Delek Group has entered into a limited guarantee in favor of Israel Discount Bank of New York and Bank Leumi USA in connection with the issuance of notes by these parties. Please clarify your disclosure to indicate the limits of Delek Group`s guarantee.

Exhibits
40. We are in receipt of your application for confidential treatment on exhibits filed with your Form S-1. Please add disclosure in the exhibit index indicating that confidential treatment has been requested on particular exhibits and clearly identify those exhibits in which confidential treatment has been requested.
41. Please file all required exhibits, including the form of underwriting agreement and legal opinion, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

Exhibits 23.2, 23.3, 23.4 and 23.5
42. Please update your independent auditors` consents.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 or William Choi, Accounting Branch Chief, at (202) 551-3716
if
you have questions regarding comments on the financial statements
and
related matters.  Please contact Matthew Benson, Attorney-Advisor, at
(202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-
3238
with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director
cc:	Mara Rogers, Esq.
	Fulbright & Jaworski L.L.P.
	Fax:  (212) 318-3400
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Ezra Uzi Yemin
Delek US Holdings, Inc.
March 9, 2006
Page 11